UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. )*

                          CAMCO FINANCIAL CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     132618109
 -------------------------------------------------------------------------------
                                  (CUSIP Number)

                                 DECEMBER 31, 2012
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[X] RULE 13D-1(B)

[ ] RULE 13D-1(C)

[ ] RULE 13D-1(D)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES
OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
OF THE ACT (HOWEVER, SEE THE NOTES).



                                Page 1 of 6 Pages

CUSIP NO. 132618109
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gator Financial Partners, LLC
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                610,000
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                    610,000
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    610,000
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   4.6%
- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             OO
- --------------------------------------------------------------------------

                                Page 2 of 6 Pages

CUSIP NO. 132618109
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gator Capital Management, LLC
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]


- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 610,000
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                    753,217
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    753,217
- --------------------------------------------------------------------------

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9   5.6%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IA
  --------------------------------------------------------------------------
                                Page 3 of 6 Pages

ITEM 1(A)       NAME OF ISSUER:  Camco Financial Corporation

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  814 Wheeling Avenue
                  Cambridge, Ohio 43725

ITEM 2(a)       NAME OF PERSON FILING:

                (i) Gator Financial Partners, LLC (Gator Financial), with respect to shares of Common Stock directly owned by it.

                (ii) Gator Capital Management, LLC (Gator Capital) with
                     respect to the shares of Common Stock beneficially owned by it and as the investment manager of Gator Financial, with respect to the shares of Common Stock directly owned by Gator Financial and with respect to shares of Common Stock directly owned by Gator Capital separate client accounts.

                     The foregoing persons are hereinafter sometimes
                 collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and believe after making inquiry to the appropriate party.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 The address of the business office of each of the Reporting Persons is 100 S. Ashley Drive, Suite 895, Tampa, Florida 33602

ITEM 2(c)        CITIZENSHIP:

                 Gator Financial and Gator Capital are both limited liability companies organized under the laws of the State of Delaware.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, $1.00 Par Value

ITEM 2(e)        CUSIP NUMBER: 132618109

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR SS.
                240.13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act
                (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                                Page 4 of 6 Pages

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


        (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

        This Statement is being filed with respect to an aggregate of 753,217 shares of Common Stock, comprised of 505,992 shares of Common Stock and 247,225 immediately exercisable warrants, with each warrant providing the warrant holder with the right to purchase one share of Common Stock at $2.10 per share. Beneficial ownership of the Common Stock is as follows:

        1. Gator Financial Partners, LLC
           (a) Amount Beneficially owned: 610,000
           (b) Percent of Class: 4.6%
           The percentages used herein and in the rest of Item 4 are calculated based upon the 13,233,036 shares of Common Stock issued and outstanding as of December 31, 2012, as disclosed in the Issuer's Form 8-K for the quarter and full year ended
           December 31, 2012, as filed with the Securities and Exchange Commission (SEC) on January 31, 2013.

           (c) (i)  Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 610,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 610,000

        2. Gator Capital Management, LLC
           (a) Amount Beneficially owned: 753,217
           (b) Percent of Class: 5.6%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 610,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 753,217

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  N/A

                                Page 5 of 6 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Gator Capital, the investment manager of Gator Financial, has the power to direct the affairs of Gator Financial, including the voting and disposition of shares. As the discretionary investment manager of certain other separate client accounts, Gator Capital has power to direct the disposition of shares held by the separate client accounts.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON. N/A

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See Item 2.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP. N/A


ITEM 10.        CERTIFICATION.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 20, 2013
                                            /s/ Derek Steven Pilecki
                                            ----------------------------------
                                            Derek Steven Pilecki, as Managing
                                            Member of Gator Capital Management,
                                            LLC, for itself and as the
                                            investment manager of Gator
                                            Financial Partners, LLC and for
                                            certain other accounts


                                Page 6 of 6 Pages